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                         PHYSICIAN HEALTH CORPORATION
                         990 Hammond Drive, Suite 300
                            Atlanta, Georgia  30328
                                (770) 673-1964

                                 July 30, 1998


Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street N.W.
Washington, DC  20549
Mail Stop 3-9

Attention:  Ms. Kathleen Haller

Re:  Physician Health Corporation
     Registration Statement on Form S-1 (File No. 333-40073)

Ladies and Gentlemen:

     Pursuant to Rule 477 of the Securities Act of 1933, please accept this letter as a request for the Commission's consent to the withdrawal of the Registration Statement on Form S-1, File No. 333-40073 (as amended to date, the "Registration Statement"), of Physician Health Corporation (the "Company"). As the result of a refocus in the Company's business perspective and the Company's pursuit of other transactions, the Company no longer intends to pursue the initial public offering of its common stock as contemplated by the Registration Statement.

     Pursuant to Rule 477, upon the Commission's consent to withdrawal of the Registration Statement, the Commission shall include an order in the file for the Registration Statement stating that the Registration Statement has been "withdrawn upon the request of the registrant, the Commission consenting thereto." Please return one dated copy of the order granting such withdrawal to the undersigned.

     Please direct all inquires to the undersigned at the number set forth above. Thank you for your assistance.

                                Very truly yours,

                                PHYSICIAN HEALTH CORPORATION


                                /s/ Sarah C. Garvin
                                ---------------------------------
                                Sarah C. Garvin
                                President & Chief Executive Officer

cc:  James S. Ryan, III